SCHEDULE 13G
Amendment Number 2
MacMillan Bloedel Ltd
Common Stock No Par


Cusip #:554783209
Item 1:   Reporting
Person - Tiger Management L.L.C.
Item 4:   Delaware
Item 5:   -0-
Item 6:   3,200,073
Item 7:   -0-
Item 8:   3,200,073
Item 9:   3,200,073
Item 11:  2.6%
Item 12:  IA


Cusip #:554783209
Item 1:   Reporting
Person - Tiger Performance
L.L.C.
Item 4:   Delaware
Item 5:   -0-
Item 6:   2,043,627
Item 7:   -0-
Item 8:   2,043,627
Item 9:   2,043,627
Item 11:  1.6%
Item 12:  IA


Cusip #:554783209
Item 1:  Reporting Person-Julian
H. Robertson, Jr.
Item 1:  Delaware
Item 5:  -0-
Item 6:  5,243,700
Item 7:  -0-
Item 8:  5,243,700
Item 9:  5,243,700
Item 11: 4.2%
Item 12: IN

Item 1(a).MacMillan Bloedel
Ltd.

Item 1 (b).  925 West Georgia
Street, Vancouver, British
Columbia, Canada V6C 3L2

Item 2 (a). This statement is filed
on behalf of Tiger Management L.L.C.
("TMLLC")and Tiger Performance L.L.C.
("TPLLC"). Julian H. Robertson, Jr. is
the ultimate controlling person
of TMLLC and TPLLC.
Item 2 (b).  The address of each
reporting person is 101 Park
Avenue, New York, NY  10178.

Item 2(c). Incorporated by
reference to item (4) of
the cover page pertaining to each
reporting person.

Item 2 (d).  Common Stock No
par value.

Item 2 (e).  CUSIP Number:  554783209
Item 3.  TMLLC and TPLLC are
investment advisers registered under
Section 203 of the Investment advisers
Act of 1940.

Item 4.  Ownership as of December
31, 1997 is  incorporated by reference
to items (5) - (9) and (11) of the
cover page pertaining to each reporting
person.

Item 5.  Not applicable

Item 6.  Not applicable

Item 7.  Not applicable

Item 8.  Not applicable

Item 9.  Not applicable

Item 10. By signing below, I
certify that, to the best
of my knowledge and belief,
the securities referred
to above were acquired
in the ordinary course of
business and were not
acquired for the purpose
of and do not have the effect of
changing or influencing the
control of the issuer of
such securities and were not
acquired in connection with or
as a participant in any
transaction having such purpose
or effect.


After reasonable inquiry
and to the best of my knowledge
and belief, I certify that the
information set forth in this
statement is true, complete
and correct.


February 13, 1998

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR. By:
/s/  Nolan Altman
Under Power of Attorney dated
1/27/95

On File with Schedule 13G for
Kohl's Corp.
2/7/95

AGREEMENT

The undersigned agree that this
Amendment Number 2 to Schedule
13G dated February 13, 1998 relating
to shares of common stock of MacMillan
Bloedel Ltd. shall be filed on behalf of
each of the undersigned.
TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/ Nolan Altman,
Chief Financial Officer


JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman
Under Power of Attorney
dated 1/27/95 On File
with Schedule 13G for
Kohl's Corp. 2/7/95